UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NERDY INC.

(Name of Subject Company and Filing Person (Issuer))

Public Warrants to Acquire Shares of Class A Common Stock

(Title of Class of Securities)

64081V117 and 64081V109

(CUSIP Number of Class of Securities)

Jason Pello

Chief Financial Officer

Nerdy Inc.

101 S. Hanley Rd., Suite 300

St. Louis, Missouri 63105

(314) 412-1227

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Christopher C. Swenson Chief Legal Officer Nerdy Inc. 101 S. Hanley Rd., Suite 300 St. Louis, MO 63105 (314) 412-1227	John M. Mutkoski Jeffrey A. Letalien Justin S. Anslow Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 Tel: (617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Nerdy Inc., a Delaware corporation (the “Company,” “us” or “we”), with the Securities and Exchange Commission (the “SEC”) on August 21, 2023 (such statement filed on August 21, 2023, the “Original Schedule TO” and, as amended and supplemented from time to time, the “Schedule TO”), and relates to an offer by the Company to each holder of the Public Warrants (as defined below) to receive 0.250 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Company in exchange for each outstanding Public Warrant of the Company tendered by the Public Warrant Holders (as defined in the Prospectus/Offer to Exchange) and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange that is included in the registration statement on Form S-4 declared effective by the SEC on September 13, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A). Except as otherwise stated herein, the information set forth in the Original Schedule TO and each of the exhibits thereto is unchanged.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from the Public Warrant Holders, to amend the warrant agreement, dated as of October 9, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a TPG Pace Tech Opportunities Corp., a Cayman Islands exempted company (“TPG”) before our business combination (the “Business Combination”)) and Continental Stock Transfer & Trust Company, as warrant agent, with respect to certain terms of the Public Warrants (the “Public Warrant Amendment”). In addition, all holders of the Private Placement Warrants (as defined in the Prospectus/Offer to Exchange) and Private Placement Class B Warrants (as defined in the Prospectus/Offer to Exchange) have agreed to consent to amend the Warrant Agreement with respect to certain terms of the Private Placement Warrants and Private Placement Class B Warrants (the “Private Placement Warrant Amendment”, together with the Public Warrant Amendment, the “Warrant Amendment”).

The Warrant Amendment will require that each Public Warrant that is outstanding upon the closing of the Offer be mandatorily exchanged for 0.2250 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer, and that each Private Placement Warrant and Private Placement Class B Warrant that is outstanding upon the closing of the Offer be automatically exchanged or exercised, on a cashless basis, into shares of our (i) Class A Common Stock or (ii) OpCo Units (as defined in the Prospectus/Offer to Exchange) and shares of Class B Common Stock (as defined in the Prospectus/Offer to Exchange), respectively, at the same exchange ratio as the Public Warrants in the Offer. Pursuant to the Warrant Agreement, which governs all of the Warrants, amendments made to the terms of the Public Warrants, including the proposed Public Warrant Amendment, require the vote or written consent of holders of at least 50% of the number of the then outstanding Public Warrants, and solely with respect to any amendment to the terms of the Private Placement Warrants, including the proposed Private Placement Warrant Amendment, the vote or written consent of at least 50% of the number of the then outstanding Private Placement Warrants and Private Placement Class B Warrants, collectively.

Parties representing approximately 58% of the Public Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to certain tender and support agreements with us. Accordingly, if the other conditions described herein are satisfied or waived, the Warrant Amendment will be adopted.

This Amendment No. 1 is being filed to update Item 12 of the Schedule TO to include the final Prospectus/Offer to Exchange which relates to the Form S-4 registration statement declared effective by the SEC on September 13, 2023. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text: Assuming that the Offer is completed, the Company intends to effectuate the Public Warrant Amendment as soon as possible after the expiration of the Offer, or no later than September 28, 2023. The Public Warrant Amendment requires that all Public Warrants that are not tendered and are outstanding upon the closing of the Offer be mandatorily exchanged for shares of Class A Common Stock at a ratio of 0.2250 shares of Class A Common Stock per warrant (a ratio which is 10% less than the exchange ratio applicable to the Offer). Upon such mandatory exchange, no Public Warrants will remain outstanding.

Item 12.	Exhibits.

(a) Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on September 13, 2023).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(b)	Not applicable

(d)(i)	Business Combination Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.1 filed with TPG’s Form 8-K filed by TPG on January 29, 2021).

(d)(ii)	First Amendment to Business Combination Agreement, dated as of March 19, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.2 filed with TPG’s Form S-4 filed by TPG on March 19, 2021).

Exhibit No.	Description

(d)(iii)	Second Amendment to Business Combination Agreement, dated as of July 14, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.3 filed with TPG’s Form S-4/A filed by TPG on July 15, 2021 (File No. 333-254485).

(d)(iv)	Third Amendment to Business Combination Agreement, dated as of August 11, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.4 filed with TPG’s Form S-4/A filed by TPG on August 11, 2021).

(d)(v)	Fourth Amendment to Business Combination Agreement, dated as of August 18, 2021, by and among TPG Pace Tech Opportunities Corp., TPG Pace Tech Merger Sub LLC, TCV VIII (A) VT, Inc., LCSOF XI VT, Inc., TPG Pace Blocker Merger Sub I Inc., TPG Pace Blocker Merger Sub II Inc., Live Learning Technologies LLC, and, solely for the purposes of specified therein, each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P. (incorporated by reference to Exhibit 2.5 filed with TPG’s Form S-4/A filed by TPG on August 19, 2021).

(d)(vi)	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed by the Company on September 24, 2021).

(d)(vii)	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed by the Company September 24, 2021).

(d)(viii)	Warrant Agreement, dated as of October 9, 2020, between TPG and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with TPG’s Form 8-K filed by TPG on October 13, 2020).

(d)(ix)	Stockholders Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., each of (i) TPG Pace Tech Opportunities Sponsor, Series LLC, (ii) TCV VIII (A) VT, Inc. and TCV VIII (A), L.P., (iii) LCSOF XI VT, Inc, Learn Capital Special Opportunities Fund XIV, L.P., Learn Capital Special Opportunities Fund XV, L.P., Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P. and Learn Capital Special Opportunities Fund XVI, L.P. (A), L.P. and (iv) Cohn Investments, LLC, and Charles K. Cohn VT Trust U/A/D May 26, 2017 (incorporated by reference to Exhibit 10.2 filed with TPG’s Form 8-K filed by TPG on January 29, 2021).

(d)(x)	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K filed by the Company on September 24, 2021).

(d)(xi)	Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC (incorporated by reference to Exhibit 10.2 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).

Exhibit No.	Description

(d)(xii)	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC, dated March 14, 2022 (incorporated by reference to exhibit 10.2 filed with Nerdy’s Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022).

(d)(xiii)	Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with TPG’s Form 8-K filed by TPG on January 29, 2021).

(d)(xiv)	First Amendment to the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on May 5, 2022).

(d)(xv)	Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021).

(d)(xvi)	Form of Tax Receivable Agreement dated as of September 20, 2021 between Nerdy Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021).

(d)(xvii)	First Amendment to the Tax Receivable Agreement, dated March 25, 2022 (incorporated by reference to exhibit 10.1 filed with Nerdy’s Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022).

(d)(xviii)	Form of Indemnity Agreement for Directors (incorporated by reference to Exhibit 10.7 filed with Nerdy’s Form 8-K filed by Nerdy Inc. on September 24, 2021).

(d)(xix)	Forward Purchase Agreement, dated as of September 23, 2020, between TPG and an affiliate of TPG Global, LLC (incorporated by reference to Exhibit 10.9 filed with TPG’s Form S-1/A filed by TPG Pace on September 24, 2020).

(d)(xx)	Form of Forward Purchase Agreements, dated as of September 23, 2020, between TPG and other third parties (incorporated by reference to Exhibit 10.10 filed with TPG’s Form S-4 filed by TPG on March 19, 2021).

(d)(xxi)	Form of Amendments No. 1 to the Forward Purchase Agreements, dated as of October 6, 2020, between TPG and other third parties (incorporated by reference to Exhibit 10.11 filed with TPG’s Form S-1/A filed by TPG on October 1, 2020).

(d)(xxii)	Form of Amendments No. 2 to the Forward Purchase Agreements, dated as of January 29, 2021, between TPG and other third parties (incorporated by reference to Exhibit 10.12 filed with TPG’s Form S-4 filed by TPG on March 19, 2021).

(d)(xxiii)	Private Placement Warrants Purchase Agreement, dated as of October 6, 2020, between TPG and the Sponsor (incorporated by reference to Exhibit 10.3 filed with TPG’s Form 8-K filed by TPG on October 13, 2020).

(d)(xxiv)	Warrant Agreement, dated as of October 9, 2020, between TPG and Continental Stock Transfer & Trust Company, as warrant agent (incorporated herein by reference to Exhibit 4.1 filed with TPG’s Form 8-K filed by TPG on October 13, 2020).

(d)(xxv)	Form K-1 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.17 filed with Nerdy Inc.’s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021).

(d)(xxvi)	Form W-2 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.18 filed with Nerdy Inc.’s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021).

(d)(xxvii)	Varsity Tutors LLC 2016 U.S. Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.2 filed with Nerdy Inc.’s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021).

(d)(xxviii)	Varsity Tutors LLC 2016 Canadian Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.3 filed with Nerdy Inc.’s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021).

Exhibit No.	Description

(d)(xxix)	Consulting Agreement, Departure Agreement, and General Release, dated March 10, 2023, by and between Heidi Robinson and Nerdy Inc., Nerdy LLC, Varsity Tutors LLC, and Live Learning Technologies Shared Resources LLC (incorporated herein by reference to Exhibit 10.1 filed with Nerdy Inc.’s Form 10-Q for the quarterly period ended March 31, 2023 filed by Nerdy Inc. on May 9, 2023 (File No. 001-39595).

(d)(xxx)	Nerdy Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 filed with the Company’s Form 8-K filed on May 5, 2023 (File No. 001-39595)

(d)(xxxi)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(d)(xxxii)	Tender and Support Agreement, dated as of September 9, 2022, by and between the Company and Supporting Stockholders (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 21, 2023).

(g)	Not applicable

(h)	Tax Opinion of Goodwin Procter LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 21, 2023).

(b) Filing Fee Table.

Filing Fee Table. *

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nerdy Inc.

By:	/s/ Jason Pello
Jason Pello
Chief Financial Officer

Dated: September 13, 2023